UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On October 22, 2015, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the unusual movements presented during October 22, 2015 in the trading volumes of the securities identified with ticker symbol “CEMEXCPO”. CEMEX informed the Mexican Stock Exchange that on October 22, 2015 both CEMEX and its indirect subsidiary, CEMEX Latam Holdings, S.A. (trading in the Colombian Stock Exchange under ticker: CLH), reported their results for the third quarter of 2015.

As provided by Article 53 of the General Provisions Applicable to Securities Issuers and Other Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), CEMEX also informed the Mexican Stock Exchange that it has no knowledge of any of its shareholders, members of its board of directors, its senior management or CEMEX itself, through the repurchase of shares, having executed any transaction with securities issued by CEMEX, which could have had any relation with the unusual movements in the trading of said securities on October 22, 2015. If, subsequently, CEMEX has any additional information related to these movements, such information will be disclosed during October 22, 2015 or no later than the next business day as required under applicable laws.

This clarification is made as requested by the Mexican Stock Exchange, as per Article 106 of the Securities Market Law (Ley del Mercado de Valores) and Article 50, last paragraph, of the General Provisions Applicable to Securities Issuers and Other Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	October 22, 2015	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller